As filed with the Securities and Exchange Commission on October 22, 2003

Registration No. 333–109747

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
Form F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Nexen Inc.

(Exact name of Registrant as specified in its charter)

Canada	1311	98-6000202

(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.,
incorporation or organization)	Classification Code Number)	if applicable)

801 – 7th Avenue S.W.
Calgary, Alberta
Canada T2P 3P7
(403) 699-4000

(Address and telephone number of Registrant’s principal executive offices)

Nexen Petroleum U.S.A. Inc.
12790 Merit Drive
Suite 800, LB 94
Dallas, Texas 75251
(972) 450-4600

(Name, address and telephone number (including area code) of agent for service in the United States)

Copies to:
John B. McWilliams	John S. Burns, Q.C.	Edwin S. Maynard
Nexen Inc.	Bennett Jones LLP	Andrew J. Foley
801 – 7th Avenue S.W.	4500, 855 – 2nd Street S.W.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
Calgary, Alberta	Calgary, Alberta	1285 Avenue of the Americas
Canada T2P 3P7	Canada T2P 4K7	New York, New York 10019-6064
(403) 699-4000	(403) 298-3100	(212) 373-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

Province of Alberta, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☑	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B.	☐	at some future date (check appropriate box below)

	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Short Form Base Shelf Prospectus

New Issue	Dated October 22, 2003

Nexen Inc.

U.S. $1,000,000,000

Senior Debt Securities

Subordinated Debt Securities

         We may from time to time during the period ending November 22, 2005 sell up to U.S. $1,000,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount of our senior debt securities (the “Senior Debt Securities”) and/or subordinated debt securities (the “Subordinated Debt Securities”) (collectively, the “Securities”), or, if any Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to U.S. $1,000,000,000 (or the equivalent in other currencies or currency units), under this Prospectus in one or more series. We may offer Securities of any series in such amount and with such terms as we may determine in light of market conditions. The specific designation, aggregate principal amount, denomination (which may be in United States dollars or in any other currency), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at our option or the holders’ option, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of each series of Securities in respect of which this Prospectus is being delivered will be set forth in a supplement to this Prospectus relating to such series of Securities (each, a “Prospectus Supplement”). Unless otherwise provided in the Prospectus Supplement relating to a series of Securities, the Securities will be issued under a trust indenture.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities nor passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

         We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in this Prospectus.

         You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

         Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

         This Prospectus incorporates by reference certain financial statements audited by Arthur Andersen LLP for which we did not obtain the consent of Arthur Andersen LLP to the use of their auditors’ report. Because Arthur Andersen LLP has not provided this consent, purchasers of the Securities will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933 with respect to their audit report, as applicable. See “Documents Incorporated by Reference”, “Risk Factors” and “Experts” in this Prospectus.

         There is no market through which the Securities may be sold and purchasers may not be able to resell the Securities purchased under this Prospectus.

         We may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of Securities offered thereunder will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement. Unless otherwise specified in any applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. See “Plan of Distribution”.

DEFINITIONS AND OTHER MATTERS

      In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. Unless otherwise specified or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “we”, “us”, “our”, “Nexen” or the “Corporation” refer to Nexen Inc. and its consolidated subsidiaries.

      This Prospectus is part of a registration statement on Form F-9 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (“SEC”). Under the registration statement, we may, from time to time, sell the Securities described in this Prospectus which may consist of debentures, notes, other types of debt or any combination thereof, in one or more offerings up to an aggregate principal amount of U.S. $1,000,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

      We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus and in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 16 of our consolidated financial statements for the year ended December 31, 2002 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

      This Prospectus incorporates by reference certain financial statements audited by Arthur Andersen LLP for which we did not obtain the consent of Arthur Andersen LLP to the use of their auditors’ report. Arthur Andersen LLP’s consent was not obtained because, on June 3, 2002, Arthur Andersen LLP ceased to practice public accounting in Canada. Because Arthur Andersen LLP has not provided this consent, purchasers of Securities pursuant to this Prospectus will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933, with respect to their audit report, as applicable. Arthur Andersen LLP may not have sufficient assets available to satisfy any judgments against it. Please see “Risk Factors” and “Experts” in this Prospectus.

      The following documents have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a) the Management Proxy Circular dated March 10, 2003 relating to our annual general and special meeting of shareholders held on May 6, 2003, excluding those portions thereof which appear under the headings “Compensation and Human Resources Committee Report”, “New Share Performance Graph” and “Old Share Performance Graph” (which portions shall be deemed not to have been filed as part of, or be incorporated by reference in, this Prospectus);

(b) the Annual Information Form that is comprised of our Annual Report on Form 10-K dated February 24, 2003;

(c) the consolidated balance sheet as of December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002, together with the report dated January 23, 2003 of our current auditors, Deloitte & Touche LLP (in respect of the consolidated balance sheet as at December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002), the consolidated balance sheet as of December 31, 2001 and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2001 and December 31, 2000 and the report dated January 23, 2002 of our former auditors, Arthur Andersen LLP (in respect of the consolidated balance sheet as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001), as such reports are contained in our Annual Report on Form 10-K dated February 24, 2003;

(d) management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2002 as contained in our Annual Report on Form 10-K dated February 24, 2003;

(e) the comparative interim consolidated financial statements (unaudited) including management’s discussion and analysis of financial condition and results of operations for the three month and six month periods ended June 30, 2003;

(f) the Material Change Report dated July 7, 2003 relating to the results of the appraisal of certain discoveries in the Gulf of Guinea offshore Nigeria; and

(g) our press release dated October 16, 2003, limited to that portion beginning on page 10 thereof which sets out certain financial information for the three and nine month periods ended September 30, 2003.

      Any documents of the type referred to in the preceding paragraph, any interim financial statements and any material change reports (with the exception of any confidential material change reports) and quarterly interest coverage reports or exhibits that we have subsequently filed with such securities commissions or similar regulatory authorities after the date of this Prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.

      In addition, any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report, until we sell all of the Securities.

      Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference or to constitute a part of this Prospectus.

      Upon a new Annual Information Form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

      One or more Prospectus Supplements containing the specific variable terms for an issue of Securities, updated disclosure of the interest coverage ratios, if applicable, and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

      Information has been incorporated by reference in this Prospectus from documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada and the SEC. Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Assistant Secretary of Nexen at 801 — 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3P7, telephone (403) 699-4000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Secretary at the above-mentioned address and telephone number.

FORWARD-LOOKING STATEMENTS

      This Prospectus contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference in this Prospectus, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. We believe that the forward-looking statements made are reasonable based on information available to us on the date such statements were made. However, no assurance can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements are expressly qualified in their entirety by these cautionary statements. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” or similar words suggesting future outcomes or our outlook. Forward-looking statements included or incorporated by reference in this Prospectus include statements with respect to such things as:

•	future crude oil, natural gas or chemicals prices;

•	future production levels;

•	future cost recovery oil revenues and our share of production from our operations in Yemen;

•	future capital expenditures and their allocation to exploration and development activities;

•	future sources of funding for our capital program;

•	future debt levels;

•	future cash flows and their uses;

•	future drilling of new wells;

•	ultimate recoverability of reserves;

•	expected finding and development costs;

•	expected operating costs;

•	future demand for chemicals products;

•	future expenditures and allowances relating to environmental matters; and

•	dates by which certain areas will be developed or will come on-stream.

      Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control and each of which contribute to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements, including, but not limited to: general economic, market or business conditions; market prices for oil and gas and chemicals products; our ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; competitive actions by other companies; the opportunities (or lack of opportunities) that may be presented to us and our affiliates; actions by governmental authorities, including increases in taxes, changes in environmental and other laws and regulations; renegotiation of contracts; labor unrest; political uncertainty, including actions by terrorists, insurgent groups or other conflict including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these risks, uncertainties and factors are interdependent and management’s future course of action depends upon our assessment of all information available at that time.

      These and additional factors are described in more detail in our management’s discussion and analysis of financial condition and results of operations included in our Annual Information Form that is comprised of our Annual Report on Form 10-K dated February 24, 2003, filed with the securities commission or similar regulatory authority in each of the provinces of Canada. You should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur or come to fruition. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus and in the applicable Prospectus Supplements.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-9 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

      We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are a corporation existing under the Canada Business Corporations Act. Some of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

      We filed with the SEC, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Nexen Petroleum U.S.A. Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

RISK FACTORS

      Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus before purchasing the Securities offered hereby.

Volatility of Crude Oil and Natural Gas Prices

      Prices received for crude oil and natural gas and revenues from marketing activities are impacted in varying degrees by factors outside our control. We may occasionally use derivative financial instruments in our management of such risks.

      Crude oil and natural gas are commodities which are sensitive to numerous worldwide factors, many of which are beyond our control, and are generally sold at contract or posted prices. Changes in world crude oil and natural gas prices may significantly affect our results of operations and cash generated from operating activities. Consequently, such prices also may affect the value of our oil and gas properties and our level of spending for oil and gas exploration and development.

      Our crude oil prices are based on various reference prices, primarily the West Texas Intermediate crude oil reference price (“WTI”) and other prices which generally track the movement in WTI. Adjustments are made to the reference price to reflect quality differentials and transportation. WTI and other international reference prices are affected by numerous and complex worldwide factors such as supply and demand fundamentals, economic outlooks, production quotas set by the Organization of Petroleum Exporting Countries and political events. Quality differentials are affected by local supply and demand factors.

      Approximately 10% of our production for the year ended December 31, 2002 on a barrel of oil equivalent basis was heavy oil. The market prices for heavy oil differ from the established market indices for light and medium grades of oil, due principally to the higher transportation and refining costs associated with heavy oil. As a result, the price received for heavy oil is generally lower than the price for medium and light oil, and the production costs associated with heavy oil are relatively higher than for lighter grades. No assurances can be made as to future differentials. Increased differentials may have a material adverse effect on us.

Uncertainty of Reserve Estimates

      There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond our control. The reserve data incorporated by reference in this Prospectus represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating and investment activities, future oil and natural gas prices and quality differentials, assumed effects of regulation by governmental agencies and future development and operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from such estimates, and such variances could be material.

      The estimated discounted future net cash flows from estimated proved reserves incorporated by reference in this Prospectus are based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production levels and timing, and changes in governmental regulation or taxation and may differ materially from such estimates.

Need to Replace Reserves

      Our future crude oil and natural gas reserves and production, and therefore our operating cash flows and results of operations, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are produced. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired.

Operating Hazards and Other Uncertainties

      Acquiring, developing and exploring for oil and natural gas involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, craterings, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions and environmental risks. Although we maintain insurance in accordance with customary industry practice, we cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on us.

Marketing

      Our marketing operation is involved in various crude oil and natural gas marketing activities intended to enhance price realizations from the sale of our proprietary and third party oil and gas production and for energy trading purposes. The marketing operation enters into contracts to purchase and sell crude oil and natural gas. This activity exposes us to commodity price risk between the time contracted volumes are purchased and sold. The marketing operation actively manages this risk by utilizing energy-related futures, forwards, swaps and options, and generally attempts to balance its physical and financial contracts in terms of contract volumes and timing of performance and delivery obligations. However, net open positions may exist or may be established to take advantage of existing market conditions.

      Open positions enable the marketing operation to generate income based on competitive information from marketing activities but also expose us to the risk of loss from fluctuating market prices. The extent of our exposure under these activities is restricted by us to prescribed limits and is monitored daily using value-at-risk, stress testing and scenario analysis. The value-at-risk calculation estimates the maximum probable loss, given a 95% confidence level, that we would incur if the outstanding positions were unwound over a two-day time period. Although we believe value-at-risk is a reasonable measure of exposure, it does not represent the maximum possible loss, nor is it necessarily indicative of actual results that may occur.

International Operations

      Portions of our operations and related assets are located in countries outside North America, some of which may be considered politically and economically unstable. These operations and related assets are subject to the risks of actions by governmental authorities, insurgent groups or terrorists. Like other international oil companies, we attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves.

Competition

      The oil and gas industry is highly competitive particularly as it pertains to the search for and development of new sources of crude oil and natural gas reserves, the construction and operation of crude oil and natural gas pipelines and facilities, and the transportation and marketing of crude oil, natural gas, sulphur and other petroleum products. The industry also competes with other industries in supplying sulphur and non-petroleum energy products. Our competitors include major integrated oil and gas companies and numerous other independent oil and gas companies, some of which have greater financial and other resources than us. The pulp and paper chemicals market is also highly competitive, with the principal factors being price, product quality, logistics, reliability of supply and technical service. Although Nexen Chemicals Canada Limited Partnership is one of the three largest producers of sodium chlorate in North America and has continent-wide supply capability, there are a number of other suppliers of sodium chlorate in North America, some of which may have greater financial and other resources than we do.

Foreign Currency Rate Risk

      A substantial portion of our activities are transacted in or referenced to United States dollars. Revenues, expenses, capital expenditures and related net assets of our oil and gas and chemicals operations outside Canada are primarily United States dollar denominated. Prices received in Canada for sales of our crude oil, natural gas and a portion of our chemicals products are referenced to United States dollar denominated prices. Also, we have the ability to borrow on a short-term and long-term basis in United States dollars. We do not have any material exposure to highly inflationary foreign currencies.

      We manage our exposure to fluctuations in the United States to Canadian dollar exchange rate by operating in a manner which minimizes the need to convert between the two currencies. Net revenue from foreign operations together with United States dollar denominated borrowings are generally used to fund United States dollar denominated capital expenditures and debt repayments. Derivative instruments may occasionally be used to effectively convert cash flows from Canadian to United States dollars and vice versa.

Interest Rate Risk

      We use both fixed and floating rate debt to finance our operations. The floating rate debt obligations expose us to changes in interest payments due to fluctuations in interest rates. We manage our interest rate exposure by maintaining a combination of fixed and floating rate borrowings and through the periodic use of derivative instruments.

Governmental Regulation

      The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase our costs and may have a material adverse impact on us.

Environmental Regulations

      Our worldwide operations are subject to stringent environmental laws and regulations. These laws and regulations generally require us to limit, remove or remedy the effect of our activities on the environment at present and former operating sites, including limiting emissions to the environment, dismantling production facilities and remediating damage caused by the disposal or release of specified substances. We operate in a manner intended to ensure that our projects around the world meet appropriate North American environmental standards and we believe that our operations comply in all material respects with applicable environmental regulations. However, there can be no assurance that application of existing environmental laws and regulations will not have a material adverse effect on our future financial conditions or results of operations.

      In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in December 2002. Reductions in greenhouse gases from our operations may be required which could result in increased capital expenditures.

      It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations and could result in increased capital expenditures. Although we do not expect that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

Adverse Consequences of Holding Company Structure

      We conduct a substantial portion of our operations through our subsidiaries, including partnerships. The Securities will be exclusively our obligations. Such subsidiaries will not guarantee the payment of principal of, or interest on, the Securities. The Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and indebtedness) of our subsidiaries. In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, our creditors (including the holders of the Securities) will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before we, as a shareholder or partner, as the case may be, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of ours, except to the extent that we may ourselves be a creditor with recognized claims against any such subsidiary ranking at least pari passu with such other creditors, in which case our claims would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by us.

      In addition, because we are a holding company, our results of operations and our ability to service our indebtedness, including the Securities, is dependent upon the results of operations of our subsidiaries and the payment of funds by such subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries have no obligation, contingent or otherwise, to pay amounts due pursuant to the Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Risk Relating to Arthur Andersen LLP

      In connection with the filing of this Prospectus, we would normally be required to obtain written consent from Arthur Andersen LLP, independent auditors, to our incorporation of their audit report on our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 incorporated by reference in this Prospectus and to file that consent with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. However, on June 3, 2002, Arthur Andersen LLP, which was an Ontario limited liability partnership, separate from Arthur Andersen LLP in the United States, ceased to practice public accounting in Canada. As a consequence, representatives of Arthur Andersen LLP are no longer available to provide consent in connection with the filing of this Prospectus with the Canadian securities commissions and similar regulatory authorities and the filing of the registration statement with the SEC. We are filing our Prospectus in Canada in reliance on a staff notice of the Canadian Securities Administrators and we filed our registration statement with the SEC in reliance on an SEC rule, each of which relieves an issuer from the obligation to obtain Arthur Andersen LLP’s consent in certain cases. As a result of Arthur Andersen LLP not having provided their consent, you will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933 with respect to their audit report, as applicable. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP’s audit of those financial statements.

NEXEN INC.

      We are a global energy and chemicals producer incorporated under the laws of Canada. We were formed on July 12, 1971, through a reorganization which combined the crude oil, natural gas and sulphur operations of Jefferson Lake Petrochemicals of Canada Ltd., with the Canadian crude oil, natural gas and chemicals operations of Occidental Petroleum Corporation of Los Angeles, California.

      We explore for, develop and produce conventional crude oil, natural gas and related products around the world. Our core assets are located in western Canada, the United States Gulf of Mexico and Yemen, with other producing properties offshore Australia and Nigeria and onshore Colombia. We are developing new growth opportunities in Colombia, Nigeria and Brazil.

      We have a 7.23% joint venture interest in Syncrude Canada Ltd. (“Syncrude”). Syncrude mines shallow deposits of oil sands in Canada, extracts the bitumen and upgrades it to produce synthetic crude oil. We also have interests in numerous oil sands leases in the Athabasca region of northern Alberta (one of the largest non-conventional oil deposits in the world) and have acquired the rights to proprietary, patent-protected technology to upgrade bitumen recovered from these leases.

      Our marketing operation sells our own crude oil and natural gas production, markets third-party crude oil and natural gas and engages in energy trading through the use of both physical and financial contracts (energy trading activities).

      We also manufacture, market and/or distribute sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil.

      Our head office and principal place of business is located at 801 — 7th Avenue S.W., Calgary, Alberta, T2P 3P7.

      We conduct a substantial portion of our operations through subsidiaries, including partnerships, all of which are directly or indirectly wholly-owned. See “Risk Factors — Adverse Consequences of Holding Company Structure”. The following table lists our material subsidiaries and their jurisdiction of formation.

Name	Jurisdiction of Formation
Chemicals
Nexen Chemicals Canada Limited Partnership	British Columbia Limited Partnership
Marketing
Nexen Marketing	Alberta Partnership
Canada
Nexen Petroleum Canada	Saskatchewan Partnership
Nexen Canada Ltd.	Saskatchewan Corporation
United States
Nexen Petroleum Offshore U.S.A. Inc.	Delaware Corporation
International
Nexen Petroleum Operations Yemen Limited	Jersey Corporation

USE OF PROCEEDS

      Unless otherwise indicated in an applicable Prospectus Supplement relating to a series of Securities, we will use the net proceeds we receive from the sale of Securities for general corporate purposes, which may include financing our capital expenditure program and working capital requirements. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of Securities pursuant to this Prospectus. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

      The following interest coverage ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2002 and June 30, 2003 and are based on our audited financial information, in the case of December 31, 2002, and our unaudited financial information, in the case of June 30, 2003. The following ratios do not give effect to the issue of any Securities pursuant to this Prospectus and do not purport to be indicative of the interest coverage ratios for any future periods.

	June 30,	December 31,
	2003	2002

Interest coverage on long-term debt	7.98 times	5.64 times

      Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest expense on long-term debt. The interest coverage calculation includes capitalized interest of $31 million for the twelve month period ended December 31, 2002 and $39 million for the twelve month period ended June 30, 2003. If this capitalized interest had been excluded from the calculation, the interest coverage on long-term debt would have been 7.25 times for the twelve month period ended December 31, 2002 and 10.81 times for the twelve month period ended June 30, 2003.

      The interest coverage calculations have been made without including the annual carrying charges relating to the U.S. $259 million aggregate principal amount (at June 30, 2003) of our 9.75% preferred securities due 2047 and the U.S. $217 million aggregate principal amount (at June 30, 2003) of our 9.375% preferred securities due 2048 which are accounted for as equity in accordance with Canadian GAAP. If the preferred securities due 2047 and 2048 were classified as debt (as they would be under U.S. GAAP), the carrying charges of such securities would be included in interest expense. If these annual carrying charges had been included, the interest coverage on long-term debt would have been 3.73 times for the twelve month period ended December 31, 2002 and 5.41 times for the twelve month period ended June 30, 2003.

DESCRIPTION OF THE SECURITIES

      The Securities may consist of:

•	Senior Debt Securities issued pursuant to the trust indenture dated April 28, 1998 (the “Senior Debt Indenture”) between us and CIBC Mellon Trust Company, as trustee (the “Trustee”); or

•	Subordinated Debt Securities issued pursuant to a trust indenture to be entered into between us and a trustee qualified for such purpose under applicable laws, as trustee (the “Subordinated Debt Indenture”).

      The Securities will have maturities of not less than one year and will be offered to the public at prices and on terms determined by us based on a number of factors, including market conditions at the time of issue.

      The terms and conditions applicable to Securities issued under the Senior Debt Indenture or the Subordinated Debt Indenture (collectively, the “Indentures”) will be as contained in the officer’s certificate or supplemental indenture for the specific Security and the applicable Prospectus Supplement.

      The following is a summary of important provisions and definitions of the Indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement filed with the SEC. In this description of the Securities, including the description contained under the headings “Particular Terms of the Senior Debt Securities” and “Particular Terms of the Subordinated Debt Securities”, the words “Nexen,” “we,” “us” or “our” refer only to Nexen Inc. and not to any of our subsidiaries, unless otherwise expressly stated or the context otherwise requires. All references to “principal” of the Securities shall be deemed to include a reference to “and premium, if any,” unless otherwise expressly stated, or where the context otherwise requires, or where such reference is to the aggregate principal amount of the Securities issuable pursuant to this Prospectus or constituting a particular series.

General

      The Securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Securities of any series. We are not limited as to the amount of Securities we may issue under either of the Indentures. Unless otherwise provided in the applicable Prospectus Supplement, a series of Securities may be reopened for issuance of additional Securities of such series.

      The applicable Prospectus Supplement will summarize the specific terms for each series of the Securities and the related offering including, without limitation:

•	the title and the aggregate principal amount of the Securities;

•	any limit on the aggregate principal amount of the Securities;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest, if any, on the Securities in registered form, or the method by which such date or dates will be determined;

•	the place or places where the principal of, and interest, if any, on the Securities will be payable and each office or agency where the Securities may be presented for registration of transfer or exchange;

•	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions, if any, upon which you may redeem the Securities prior to maturity and the price or prices at which and the currency in which the Securities are payable;

•	the terms, if any, on which the Securities may be converted or exchanged for other of our securities or securities of other entities;

•	if payment of the Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

•	if the series of Securities will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any applicable Canadian and U.S. federal income tax consequences;

•	the terms and conditions of any sinking fund or analogous provisions;

•	if the Securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted Securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

•	if the Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	if other than denominations of U.S. $1,000 and any integral multiple thereof, the denomination or denominations in which any Securities of the series shall be issuable and, if other than the denomination of U.S. $1,000, the denomination or denominations in which any bearer Securities of the series shall be issuable;

•	if other than U.S. dollars, the currency or currency unit in which the Securities are denominated or in which currency payment of the principal of or interest, if any, on such Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of or interest, if any, on the Securities;

•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Securities, and whether we will have the option to redeem the Securities rather than pay the additional amounts;

•	any provision for the deferral of interest payments, if any;

•	any terms applicable to the payment of principal of and interest, if any, on the Securities in the form of additional Securities, our securities or that of other entities or other property (or the cash value thereof) and the specific terms of and period during which such payment may be made; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Securities including covenants and events of default which apply solely to a particular series of the Securities being offered which do not apply generally to other Securities, or any covenants or events of default generally applicable to the Securities which do not apply to a particular series of the Securities.

      We reserve the right to set forth in a Prospectus Supplement specific terms of the Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Securities.

Ranking

      Unless otherwise indicated in any applicable Prospectus Supplement, the Senior Debt Securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. The Subordinated Debt Securities will be our unsecured obligations and will be subordinated to our Senior Indebtedness (as defined below) including all of the Senior Debt Securities. We reserve the right to specify in a Prospectus Supplement whether a particular series of the Subordinated Debt Securities is subordinated to any other series of Subordinated Debt Securities.

      We conduct a substantial portion of our operations through subsidiaries, including partnerships. The Securities will be exclusively our obligations. Such subsidiaries will not guarantee the payment of principal of, or interest, if any, on, the Securities. The Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and other indebtedness) of our subsidiaries. See “Risk Factors — Adverse Consequences of Holding Company Structure”. We will specify in a Prospectus Supplement at the time we issue a series of Securities the amount of our subsidiaries’ then existing liabilities, including trade payables and other indebtedness.

Form, Denomination, Exchange and Transfer

      Unless otherwise specified in the applicable Prospectus Supplement, the Securities will be issuable in denominations of U.S. $1,000 and integral multiples of U.S. $1,000.

Securities in Book Entry Form

      Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

      A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Securities in certificated non-book-entry form in accordance with the terms of the applicable Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture and payments of principal of and interest, if any, on the Securities represented by a Global Security will be made by us to the Depositary or its nominee.

      Owners of beneficial interests in a Global Security will not be entitled to have the Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Securities in certificated non-book-entry form and will not be considered the owners or holders thereof under the applicable Indenture.

      No Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be eligible to act as such as required by the applicable Indenture and we have been unable to obtain a replacement within 90 days following such notification or becoming aware of such ineligibility;

(b) there shall have occurred and be continuing an Event of Default (as defined in the applicable Indenture) with respect to the Securities represented by such Global Security; or

(c) we, at any time in our sole discretion, determine that the Securities represented by a Global Security shall no longer be so represented,

whereupon such Global Security shall be exchanged for certificated non-book-entry Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Securities and registered in such names and denominations as the Depositary may direct.

      Principal and interest payments, if any, on the Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither us, the applicable trustee or any paying agent for such Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Unless otherwise stated in the applicable Prospectus Supplement, The Depository Trust Company will act as Depositary for any Securities represented by a Global Security.

Securities in Definitive Form

      In the event that the Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Securities will be registerable and such Securities will be exchangeable for Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.

      Securities of any series may be issued in whole or in part in registered form as provided in the applicable Indenture.

Exchange and Transfer

      Subject to the foregoing limitations, Securities of any authorized form or denomination issued under the applicable Indenture may be transferred or exchanged for Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Securities so transferred or exchanged. Exchanges of Securities of any series may be made at the offices of the applicable trustee and at such other places as we may from time to time designate with the approval of the applicable trustee and may be specified in the applicable Prospectus Supplement. In addition, if Securities of any series are issued in certificated non-book entry form as described above under “Securities in Definitive Form”, or if the Depositary for such Securities of such series shall so require, we will maintain a paying agent and transfer agent for such Securities in The City of New York. Unless otherwise specified in the applicable Prospectus Supplement, the applicable trustee will be the registrar and transfer agent for the Securities issued under the applicable Indenture. No service charge may be made for any transfer or exchange of Securities, although we and the applicable trustee may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Reorganization, Merger, Conveyance or Lease

      We will not be restricted by the terms of either Indenture from merging, amalgamating or consolidating with or into any other Person (as defined in the applicable Indenture), or from selling, assigning, leasing, conveying or otherwise transferring all or substantially all of our property and assets to any other Person, or from changing the jurisdiction under whose laws we are organized and existing if, in any such case:

(a) either we shall be the surviving corporation, in the case of a merger, or the successor or transferee corporation (the “successor corporation”) expressly assumes, by supplemental indenture, the due and punctual payment of the Securities and the due and punctual performance and observance of all other covenants in the applicable Indenture and the Securities to be performed or observed by us (provided that no such supplemental indenture will be required pursuant to the provisions of this clause (a) if (i) the transaction in question is an amalgamation of us with any one or more other corporations, which amalgamation is governed by the statutes of Canada or any province thereof, (ii) the successor corporation is and, immediately prior to such amalgamation, we are organized and existing under the laws of Canada or any province thereof, (iii) upon the effectiveness of such amalgamation, the successor corporation shall have become or shall continue to be (as the case may be), by operation of law and as expressly provided by the statutes of Canada or any province thereof (as the case may be) applicable to such amalgamation, liable for the due and punctual payment of the Securities and the due and punctual performance and observance of all other covenants in the applicable Indenture and the Securities to be performed or observed by us, and (iv) we shall have delivered to the applicable trustee an opinion of our legal counsel to the effect set forth in clauses (i) through (iii) above);

(b) the applicable trustee is satisfied, and our legal counsel is of the opinion, that such transaction is upon such terms as substantially to preserve and not to prejudice any of the rights and powers of the applicable trustee or of the holders of the Securities (including, in respect of any Senior Debt Securities that may be convertible, the conversion rights of holders thereof);

(c) there shall exist no condition or event either at the time of or immediately following such transaction, as to either us or the successor corporation, which constitutes or would with the passage of time or notice or both constitute an event of default under the applicable Indenture; and

(d) we shall have delivered to the applicable trustee the officer’s certificate and opinions of counsel called for by the applicable Indenture;

provided that, if the successor corporation is not organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province thereof, such successor corporation shall expressly agree, in a supplemental indenture executed by such successor corporation, (i) to indemnify each holder of Securities from and against any present or future taxes, duties, levies, imposts, fees, assessments or other governmental charges (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) of whatever nature imposed on such holder or required to be withheld or deducted from any payment to such holder as a consequence of such transaction and against any and all costs arising out of or relating to such transaction, and (ii) that the principal of and interest, if any, on the Securities will be paid without withholding or deduction for or on account of Taxes of whatever nature imposed, levied, withheld, assessed or collected by or on behalf of the jurisdiction or jurisdictions in which such successor corporation is organized, is resident or is deemed for tax purposes to be resident (each such jurisdiction being hereinafter called an “Applicable Jurisdiction”) or any political subdivision or taxing authority of or in any Applicable Jurisdiction, unless such Taxes are required by any Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein to be withheld or deducted, in which case such successor corporation will pay such additional amounts (“Reorganization Additional Amounts”) as may be necessary in order that the net amount paid to each holder of any Securities, after such deduction or withholding, will not be less than the amount which such holder would have received in accordance with the terms of the Securities and the applicable Indenture if no such deduction or withholding had been required. All references herein to the payment of the principal of or interest, if any, on any Securities shall be deemed to include mention of the payment of Reorganization Additional Amounts to the extent that, in such context, Reorganization Additional Amounts would be payable.

Defeasance or Covenant Defeasance of the Applicable Indenture

      We may, at our option and at any time, discharge our obligations with respect to the outstanding Securities of a particular series (“defeasance”) under either or both of the Indentures. Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Securities of such series and to have satisfied all of our other obligations under such Securities, except for, among other things:

(a) the rights of holders of outstanding Securities of such series to receive solely from the cash and/or U.S. Government Obligations (as defined in the applicable Indenture) deposited in trust as described below, payment in respect of the principal of and interest, if any, on the Securities of such series when such payments are due;

(b) our obligations to issue temporary Securities, register the transfer or exchange of any Securities, replace mutilated, destroyed, lost or stolen Securities and maintain an office or agency for payments in respect of the Securities;

(c) the rights, powers, trusts, duties and immunities of the applicable trustee; and

(d) the defeasance provisions of either or both of the Indentures, as applicable.

In addition, we may, at our option and at any time, elect to terminate our obligations with respect to certain covenants that are set forth in either or both of the Indentures, and any subsequent failure to comply with such obligations will not constitute an event of default with respect to the Securities (“covenant defeasance”) to which such covenant defeasance applies.

      We can exercise either defeasance or covenant defeasance of the Securities of a particular series in the following circumstances:

(a) we must irrevocably deposit with the applicable trustee, in trust, for the benefit of the holders of the Securities of such series, cash, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the written opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest, if any, on the outstanding Securities being defeased, or to which covenant defeasance applies, when due;

(b) we must deliver to the applicable trustee an opinion of U.S. counsel to the effect that the holders of the outstanding Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change after the date of the applicable Indenture in applicable U.S. federal income tax laws);

(c) we must deliver to the applicable trustee an opinion of Canadian counsel to the effect that:

(i) the holders of the outstanding Securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance or covenant defeasance;

(ii) after such defeasance or covenant defeasance, any payment or credit by us of the principal of or interest, if any, on the Securities of such series to a holder thereof will be exempt from Canadian withholding tax if the holder thereof, for the purposes of the Income Tax Act (Canada) (or any successor law), is or is deemed to be a non-resident of Canada and deals at arms’ length with us at the time of such payment or credit; and

(iii) after such defeasance or covenant defeasance, holders of the Securities of such series will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred;

(d) no event of default or event which, with notice or passage of time or both, would constitute an event of default with respect to the Securities of such series under the applicable Indenture shall have occurred and be continuing on the date of such deposit or occur as a result of such deposit or, in the case of bankruptcy or insolvency proceedings, at any time during the period ending on the day which is the later of (i) three months and one day after the date of such deposit and (ii) 91 days after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(e) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(f) we must deliver to the applicable trustee an officer’s certificate stating that the deposit with the applicable trustee was not made by us with the intent of preferring the holders of the Securities of such series over our other creditors, with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(g) we must deliver to the applicable trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the applicable Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

      The applicable Indenture will be discharged with respect to a series of Securities and will cease to be of further effect (except as to, among other things, surviving rights of registration of transfer or exchange of the applicable Securities and the reinstatement obligations applicable in the event that the applicable trustee or paying agent is unable to apply payments in accordance with the applicable Indenture, as expressly provided for in the applicable Indenture) as to all outstanding Securities of such series when:

(a) either (i) all Securities of such series theretofore authenticated and delivered (except lost, stolen or destroyed Securities which have been replaced or repaid and Securities for which payment has been deposited or held in trust) have been delivered to the applicable trustee for cancellation or (ii) all such Securities not delivered to the applicable trustee for cancellation have been called for redemption within one year or have (or will within one year) become due and payable and we have irrevocably deposited or caused to be deposited with the applicable trustee cash or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the applicable Securities not theretofore delivered to the applicable trustee for cancellation, for principal of and interest, if any, on the applicable Securities to the date of redemption or maturity, as the case may be, together with irrevocable instructions from us directing the applicable trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(b) we have paid all other sums payable by us under the applicable Indenture and the applicable Securities;

(c) there exists no event of default or event which, with notice or passage of time or both, would constitute an event of default under the applicable Indenture;

(d) we have delivered to the applicable trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent under the applicable Indenture relating to the satisfaction and discharge of the applicable Indenture have been complied with; and

(e) in the case of the Subordinated Debt Indenture, no event or condition shall exist that, pursuant to the subordination provisions of such indenture, would prevent us from making payments of the principal of or interest, if any, on the Subordinated Debt Securities of such series.

Evidence of Compliance

      The Indentures provide that we shall furnish to the applicable trustee evidence of compliance by us with conditions precedent provided for in the applicable Indenture to be fulfilled by us relating to: (a) the certification and delivery of the original issue of Securities; (b) the satisfaction and discharge of the applicable Indenture; and (c) the taking of any action to be taken by the applicable trustee at our request forthwith if and when such evidence is required to be furnished to the applicable trustee by the applicable Indenture. The evidence of compliance is to consist of: (a) a certificate (or a statutory declaration in the case of the Senior Debt Indenture) of one of our directors or officers stating that the conditions precedent have been complied with in accordance with the terms of the applicable Indenture; and (b) in case of conditions precedent compliance with which are by the applicable Indenture made subject to a review or an examination by counsel, an opinion of counsel that such conditions precedent have been complied with in accordance with the terms of the applicable Indenture. Any such evidence of compliance shall also comply with any legislation relating to trust indentures applicable to the applicable Indenture. In addition to the foregoing, we shall, whenever the applicable trustee so requires by written notice, furnish the applicable trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the applicable trustee as to any action or step required or permitted to be taken by us under the applicable Indenture or as a result of any obligation imposed by the applicable Indenture. The Indentures also provide that we will annually (or, in the case of the Senior Debt Indenture, at any other reasonable time as the applicable trustee may request) furnish the applicable trustee with a certificate stating that we have complied with all covenants, conditions or other requirements contained in the applicable Indenture, noncompliance with which would constitute a default or an event of default under the applicable Indenture; or, in the event of such non-compliance, specifying the particulars of such noncompliance.

Consent to Service

      In connection with the Indentures, we will designate and appoint Nexen Petroleum U.S.A. Inc., 12790 Merit Drive, Suite 800, LB 94, Dallas, Texas 75251 as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Indentures or the Securities that may be instituted in any federal or New York state court located in New York City, or brought by the applicable trustee (whether in its individual capacity or in its capacity as trustee under the applicable Indenture), and will irrevocably submit to the nonexclusive jurisdiction of such courts.

PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

Ranking of Senior Debt Securities

      The Senior Debt Securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. The Senior Debt Securities will be senior to our Subordinated Debt Securities.

Limitation on Liens

      We covenant and agree in the Senior Debt Indenture that except for Permitted Encumbrances (as defined below), (a) we shall not create, incur, assume or suffer to exist, nor shall we allow or permit any Restricted Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest (as defined below) upon or with respect to any of our properties or assets or any income or profits therefrom, whether owned on the date of the Senior Debt Indenture or thereafter acquired, and (b) without limitation to the provisions of clause (a) of this sentence, we shall not create, incur, assume or suffer to exist, nor shall we allow or permit any Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest upon or with respect to any shares of capital stock, Indebtedness (as defined below) or other securities of, or other ownership interests in, any Restricted Subsidiary, whether owned on the date of the Senior Debt Indenture or thereafter acquired, unless, in any case described in (a) or (b) of this sentence, we or such Restricted Subsidiary or Subsidiary, as the case may be, shall secure or cause to be secured the Senior Debt Securities equally and rateably with the Indebtedness secured by such Security Interest.

Events of Default

      Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or our covenants that are described below. Unless otherwise specified in the applicable Prospectus Supplement, the following are “Events of Default” under the Senior Debt Indenture in relation to the Senior Debt Securities issued thereunder:

(a) failure by us to pay the principal on or any sinking fund payment with respect to, any Senior Debt Security when due and if continuing for a period of four days after written notice of the default has been provided to us by the Trustee or any holder of outstanding Senior Debt Securities;

(b) failure by us to pay any interest on any Senior Debt Security or on any sinking fund payment and if continuing for a period of 30 days after written notice of the default has been provided to us by the Trustee or any holder of outstanding Senior Debt Securities;

(c) certain events of bankruptcy, insolvency or analogous proceedings with respect to us or a Restricted Subsidiary;

(d) if any process of execution be enforced or levied upon any of our property or a Restricted Subsidiary and such property has a net book value in excess of the greater of $75,000,000 and 7.5% of our Equity (as defined below), or the equivalent thereof in any other currency, and such process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that such process is not in good faith disputed by us or such Restricted Subsidiary, or, if so disputed, we shall not have given evidence satisfactory to the Trustee that it or such Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that it shall be held to be a valid claim;

(e) failure by us or a Restricted Subsidiary to make any payment at maturity, including any applicable grace period, in respect of any one or more issues of Indebtedness for Borrowed Money (as defined below) in an aggregate amount in excess of the greater of $75,000,000 and 7.5% of our Equity, or the equivalent thereof in any other currency, and if continuing for a period of 30 days after written notice of the default has been provided to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities;

(f) if a default or defaults with respect to any one or more issues of Indebtedness for Borrowed Money of ours or any Restricted Subsidiary occur, which default or defaults, as the case may be, result in the acceleration of Indebtedness for Borrowed Money of ours or any Restricted Subsidiary in an aggregate amount in excess of the greater of $75,000,000 and 7.5% of our Equity, or the equivalent thereof in any other currency, without such Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been provided to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities; or

(g) default by us in the performance or observance of any other covenant or condition contained in the Senior Debt Indenture or the Senior Debt Securities continuing for a period of 60 days (or such shorter or longer period as may be determined by the Trustee, under certain circumstances, in accordance with the Senior Debt Indenture) after written notice has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities (or, in the case of any covenant or condition included solely for the benefit of one or more series of Senior Debt Securities, by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series), specifying the default and requiring us to remedy the same.

      Additional Events of Default may be established for a particular series of Senior Debt Securities issued under the Senior Debt Indenture. All references to an “Event of Default” under the heading “Particular Terms of the Senior Debt Securities” shall be deemed to be a reference to the events of default described above.

      The Senior Debt Indenture provides that subject to the absolute and unconditional right of each holder of a Senior Debt Security to receive payment of the principal of and interest, if any, on such Senior Debt Security on or after the respective due dates therefor, if an Event of Default has occurred the Trustee may, in its discretion, and shall upon the requisition in writing of the holders of not less than 25% in aggregate principal amount of outstanding Senior Debt Securities (or, if the Event of Default has occurred with respect to only one or more series of Senior Debt Securities, 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series), declare the principal and interest, if any, on all Senior Debt Securities (or the Senior Debt Securities of such affected series, as the case may be) outstanding under the Senior Debt Indenture to be due and payable immediately. However, the holders of not less than 66 2/3% in principal amount of all Senior Debt Securities outstanding (or, if the Event of Default has occurred with respect only to one or more series of Senior Debt Securities, 66 2/3% of the principal amount of Senior Debt Securities of such series outstanding), or the Trustee (if in the Trustee’s opinion the default shall have been cured or adequately satisfied), may cancel or annul the acceleration and waive the Event of Default. Such power of Senior Debt Security holders to waive defaults is in addition to and subject to the powers exercisable by extraordinary resolution. See “Modification and Waiver” below.

      The Senior Debt Indenture provides that if we fail to pay promptly any principal and interest, if any, declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or shall upon the requisition in writing of the holders of not less than 25% in aggregate principal amount of outstanding Senior Debt Securities (or, if the Event of Default has occurred with respect to only one or more series of Senior Debt Securities, 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series) and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Senior Debt Indenture by such proceedings as are authorized under the Senior Debt Indenture or by law or equity. Where the Trustee fails to act within a reasonable time following receipt of the foregoing requisition in writing and indemnity, holders of Senior Debt Securities issued under the Senior Debt Indenture shall be entitled to take proceedings to obtain or enforce payment of amounts due or payable by us. The Senior Debt Indenture provides that no holder of Senior Debt Securities will have any right (other than actions for payment of overdue principal and interest, if any) to institute action against us under the Senior Debt Indenture except in accordance with the foregoing procedures.

      Notwithstanding any other provisions in the Senior Debt Indenture and any provision of any Senior Debt Security, each holder of any Senior Debt Security shall have the right, which is absolute and unconditional, to receive payment of the principal and interest, if any, on such Senior Debt Security in the amounts, at the rates and on or after the respective due dates expressed in such Senior Debt Security, and to institute suit for the enforcement of any such payment on or after such respective dates, which rights shall not be impaired or affected (whether by modification of the Senior Debt Indenture or of the rights of holders of Senior Debt Securities exercisable by extraordinary resolution, waiver of an Event of Default or otherwise) without the consent of such Senior Debt Security holder.

      We (and any successor corporation) are liable for payment of the principal of and interest, if any, on the Senior Debt Securities. Each holder of Senior Debt Securities outstanding from time to time under the Senior Debt Indenture and the Trustee may waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or employee of ours but not against us or any successor corporation for the payment of the principal of or interest, if any, on the Senior Debt Securities or on any covenant, agreement, representation or warranty by us contained in the Senior Debt Indenture or in the Senior Debt Securities.

Modification and Waiver

      The Senior Debt Indenture provides the holders of Senior Debt Securities with a number of powers exercisable by extraordinary resolution, including among others:

(a) to agree to modifications or abrogations of rights of holders of Senior Debt Securities and/or the Trustee against us or our property;

(b) to direct or authorize the Trustee to exercise (or refrain from exercising) any power, right or remedy under the Senior Debt Indenture or Senior Debt Securities;

(c) to waive, or direct the Trustee to waive, any default of ours under the Senior Debt Indenture or Senior Debt Securities and, on certain conditions, to restrain other Senior Debt Securities holders from proceeding with an action to enforce a remedy under the Senior Debt Indenture;

(d) to assent to any modification in or omission from the provisions of the Senior Debt Indenture also agreed to by us;

(e) to amend or repeal any previous extraordinary resolution; and

(f) to remove the Trustee from office and appoint a new trustee(s).

      The Senior Debt Indenture may be amended, without the consent of any holder of Senior Debt Securities for any purpose not inconsistent with the Senior Debt Indenture, including the correction or rectification of any errors, ambiguities, defective provisions or omissions provided such corrections or rectifications, in the opinion of the Trustee, do not prejudice the rights of the Trustee or the rights of the holders of the Senior Debt Securities.

      Other actions by the holders of Senior Debt Securities may be taken by ordinary resolution. The Senior Debt Indenture provides that resolutions may be made either by vote at meetings of Senior Debt Security holders or by instruments in writing. Resolutions by vote at a meeting will not be binding upon Senior Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Senior Debt Securities in a substantially different manner than other holders, upon the holders of such affected series) unless passed by (i) at least 66 2/3% of the principal amount of Senior Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Senior Debt Securities (or each affected series thereof) are present, in the case of extraordinary resolutions subject to provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Senior Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Senior Debt Securities (or each affected series thereof) are present, in the case of ordinary resolutions. Resolutions by instruments in writing will not be binding unless signed by holders of at least 66 2/3% of the outstanding principal amount of the Senior Debt Securities or each affected series thereof (as the case may be). Changes in (a) any covenant or agreement applicable only to a particular series, or (b) reductions in required voting or written consent percentages for any series, are deemed under the Senior Debt Indenture to affect holders of Senior Debt Securities of such series in a substantially different manner.

Canadian Withholding Taxes

      Subject to the discussion of tax matters contained in the Prospectus Supplement relating to a particular series of Senior Debt Securities and subject to any limitations and assumptions described in such discussion, in the opinion of Bennett Jones LLP, our Canadian counsel, and based on current law and the administrative practice of the Canada Customs and Revenue Agency and assuming that the maturity date of the Senior Debt Securities is greater than five years from issuance, the payment by us of the principal of and interest, if any, on the Senior Debt Securities to holders thereof who are (or are deemed to be) non-residents of Canada and with whom we deal at arm’s length (within the meaning of the Income Tax Act (Canada)), will not be subject to withholding tax under the Income Tax Act (Canada). If, however, we become required to withhold or deduct Canadian taxes on such payments, we are not required to pay any additional amounts to holders of Senior Debt Securities, and as a result, the net amounts received by holders after such withholding or deduction will be less than the amounts the holders would have received if such taxes had not been withheld or deducted.

Governing Law

      The Senior Debt Indenture and the Senior Debt Securities will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and will also be subject to, and governed by, the provisions of the United States Trust Indenture Act of 1939 (the “Trust Indenture Act”) required to be a part thereof. The Senior Debt Indenture is subject to the provisions of the Canada Business Corporations Act and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder.

Definitions Relating to the Senior Debt Securities

      The Senior Debt Indenture contains the following definitions particular to the Senior Debt Securities:

“Consolidated Net Tangible Assets” means, in respect of us or any Subsidiary, the aggregate amount of assets less (i) all current liabilities (excluding any current portion of long-term debt) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, and other intangibles, all as reflected in our most recent consolidated financial statements or the most recent consolidated financial statements of such Subsidiary, as the case may be, in each case prepared in accordance with Canadian GAAP;

“Current Assets” means current assets as determined in accordance with Canadian GAAP;

“Equity” means, as to any Person, the shareholders’ equity (or, if such Person is not a corporation, the amount corresponding to shareholders’ equity) appearing in such Person’s most recent consolidated financial statements prepared in accordance with Canadian GAAP;

“Indebtedness” as to any Person, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such Person as at the date of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

“Indebtedness for Borrowed Money”, as to any Person, means, without duplication, the full amount of all liabilities of such Person for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money, that is guaranteed or endorsed (otherwise than for purposes of collection) by such Person, or which such Person is obligated, contingently or otherwise, to purchase, or on which such Person is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such Person prepared in accordance with Canadian GAAP;

“Permitted Encumbrances” means any of the following:

(a) liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which we or any Restricted Subsidiary shall be contesting in good faith;

(b) the liens of any judgments rendered, or claims filed, against us or any Restricted Subsidiary which we or such Restricted Subsidiary shall be contesting in good faith;

(c) liens, privileges or other charges imposed or permitted by law such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

(d) undetermined or inchoate liens arising in the ordinary course of and incidental to construction or our current operations or the current operations of any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

(e) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by us or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Senior Debt Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of our business or the business of any such Restricted Subsidiary;

(f) security arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and gas business, and other agreements which are customary in the oil and gas business, provided in all instances that such security is limited to the assets that are the subject of the relevant agreement, and such security does not secure Indebtedness for Borrowed Money;

(g) security arising under partnership agreements, production payment agreements, contracts for the sale, purchase, exchange, transportation or processing of industrial chemicals, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder) and shared facilities and services agreements, which in each of the foregoing cases is entered into in the ordinary course of the industrial chemical business, and other agreements which are customary in the industrial chemical business, provided in all instances that such security is limited to the assets that are the subject of the relevant agreement, and such security does not secure Indebtedness for Borrowed Money;

(h) security on property not situated in Canada, the United Kingdom or the United States;

(i) security on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for acquisition, surveying, exploration, drilling, extraction, mining, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that costs incurred for “development” shall include costs incurred for all facilities relating to such properties including power plants and utilities or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or for acquiring ownership of any Person which owns any such property or interest therein, provided in all instances that such security is limited to such property or any such interest therein, construction thereon or improvement thereto (including any such related facilities);

(j) security in respect of securities or Indebtedness of a Subsidiary other than a Restricted Subsidiary;

(k) security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with our operations or the operations of any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of our property or the property of any such Restricted Subsidiary;

(l) cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen’s compensation or unemployment insurance liabilities;

(m) liens on cash or our marketable securities or the marketable securities of any Restricted Subsidiary granted in the ordinary course of business in connection with:

(i) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

(ii) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

(iii) any agreements or arrangements entered into for the purpose of hedging product prices;

(n) pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary, or pre-existing encumbrances existing on assets of a Person at the time such Person is merged, amalgamated, liquidated or consolidated with or into us or any Restricted Subsidiary;

(o) Purchase Money Mortgages;

(p) security on Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is incurred or the date of any renewal or extension thereof;

(q) security given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in our favour or in favour of another Restricted Subsidiary;

(r) security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

(i) oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals; or

(ii) any other interests in property of a character commonly referred to as a “production payment”;

(s) rights of set off;

(t) security existing as of the date of the Senior Debt Indenture;

(u) extensions, renewals or replacements of all or part of any security permitted under paragraphs (a) to (t) hereof or successive extensions, renewals or replacements thereof provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement plus an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal or replacement; and

(v) security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this paragraph (v) does not (calculated at the time of the giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to 10% of our Consolidated Net Tangible Assets;

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other business entity;

“Purchase Money Mortgage” means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property, provided that such mortgage, charge or lien is created or assumed within 12 months after such property is acquired;

“Purchase Money Obligation” means any Indebtedness created or assumed as part of the purchase price of real or personal property, whether or not secured, and any extensions, renewals, refinancings or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal, refinancing or refunding is not increased other than by an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal, refinancing or refunding and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

“Restricted Subsidiary” means:

(a) any Subsidiary of us which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining, production or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining, production or manufacture of petroleum hydrocarbons, industrial chemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of our Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency), excluding however any such Subsidiary if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity; and

(b) any Subsidiary of us designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Senior Debt Indenture;

provided that notwithstanding anything in the Senior Debt Indenture to the contrary (i) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason, (ii) any Subsidiary to which assets held by a Restricted Subsidiary, which assets have a value equal to or greater than 5% of the Consolidated Net Tangible Assets of such Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and (iii) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of our Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency) unless such Restricted Subsidiary has been designated under paragraph (b) above;

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; provided, however, for greater certainty, “Security Interest” shall not include any security interest referred to in Section 1(1)(qq) (ii) of the Personal Property Security Act (Alberta); and

“Subsidiary” of a Person means (a) any corporation of which such Person or one or more of its Subsidiaries or a combination thereof own securities having ordinary voting power which in the aggregate represent more than 50% of the aggregate voting power of all outstanding securities of such corporation having ordinary voting power and (b) any Person (other than a joint venture or similar business arrangement to the extent not consolidated in the financial statements of such Person in accordance with Canadian GAAP) of which such Person or one or more of its Subsidiaries or a combination thereof own more than 50% of the outstanding ownership interests, in either case having the power to direct the policies, management and affairs of such Person. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

Ranking of Subordinated Debt Securities

      The Subordinated Debt Securities will be our unsecured obligations and will be subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness (as defined below) including any Senior Debt Securities. In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or similar proceedings relative to us or our creditors or assets, or any liquidation, dissolution or winding up of us, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshalling of our assets and liabilities (each, an “Insolvency Event”) the holders of Senior Indebtedness shall be entitled to receive payment in full, or provision shall be made for such payment, before holders of Subordinated Debt Securities shall be entitled to receive any payment or distribution of any kind or character, on account of principal or interest, if any, on the Subordinated Debt Securities or on account of any purchase or other acquisition of Subordinated Debt Securities by us or any of our subsidiaries (all such payments, distributions, purchases and acquisitions being, individually and collectively, a “Subordinated Debt Securities Payment”) on any Subordinated Debt Securities.

      If either the trustee under the Subordinated Debt Indenture or a holder of Subordinated Debt Securities receives a Subordinated Debt Securities Payment with knowledge of an Insolvency Event and prior to payment in full of all Senior Indebtedness, such trustee or holder shall hold in trust for the benefit of holders of Senior Indebtedness any such Subordinated Debt Securities Payment, or pay over or deliver such Subordinated Debt Securities Payment to the trustee in bankruptcy, receiver or other person distributing our assets for purposes of paying in full all Senior Indebtedness remaining unpaid.

      In the event of our insolvency, upon any distribution of our assets, our unsecured creditors who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Subordinated Debt Securities.

      The term “Senior Indebtedness” means, with respect to us:

(a) the principal (including redemption payments), interest, if any, and other payment obligations in respect of (i) our indebtedness for money borrowed and (ii) indebtedness evidenced by debentures, bonds, notes or other similar instruments issued by us, including any such securities issued under any indenture or other instrument to which we are a party (including, for the avoidance of doubt, but subject to clauses (A) and (B) of this sentence set forth below, indentures pursuant to which subordinated debentures have been or may be issued);

(b) all of our capital, operating or other lease obligations;

(c) all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations, all hedging agreements and agreements of a similar nature thereto (including interest rate, currency or commodity swap agreements and commodity purchase and sale agreements) and all agreements relating to any such agreements, and all our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all of our obligations for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

(e) all obligations of the type referred to in clauses (a) through (d) above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

(f) all obligations of the type referred to in clauses (a) through (e) above of other persons secured by any lien on any of our property or assets, (whether or not such obligation is assumed by us);

in each case whether outstanding at the date of the Subordinated Debt Indenture or thereafter incurred, except for: (A) any such indebtedness that contains express terms, or is issued under an indenture or other instrument which contains express terms, providing that it is subordinate to or ranks pari passuwith the Subordinated Debt Securities or any series thereof; and (B) any indebtedness between us and our affiliates.

      Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions of the Subordinated Debt Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness and notwithstanding that no express written subordination agreement may have been entered into between the holders of such Senior Indebtedness and the trustee under the Subordinated Debt Indenture or any of the holders of Subordinated Debt Securities.

Payment Blockage

      No payment of principal (including redemption payments) or interest, if any, on any Subordinated Debt Securities may be made:

•	if any of our Senior Indebtedness is not paid when due;

•	if any applicable grace period with respect to a payment default on our Senior Indebtedness has ended and such default has not been cured or waived or ceased to exist; or

•	if the maturity of any of our Senior Indebtedness has been accelerated because of a default and such acceleration has not been rescinded and annulled or such Senior Indebtedness repaid in accordance with its terms.

Events of Default

      Unless otherwise specified in the applicable Prospectus Supplement, the following will be “Events of Default” under the Subordinated Debt Indenture in relation to any series of the Subordinated Debt Securities:

(a) default in the payment of interest on any Subordinated Debt Security of that series when such interest becomes due and payable and the default continues for a period of 30 days;

(b) default in the payment of the principal or other amounts, if any, on any Subordinated Debt Security of that series when the same becomes due and payable at maturity or on redemption or otherwise;

(c) failure to deposit any sinking fund payment after it becomes due by the terms of a Subordinated Debt Security of that series;

(d) failure to observe or perform any other covenants, agreements or warranties in the Subordinated Debt Securities of that series or the Subordinated Debt Indenture (other than a covenant, agreement or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which has expressly been included in the Subordinated Debt Indenture solely for the benefit of a series of applicable Subordinated Debt Securities other than that series), and the failure to observe or perform continues for the period and after the notice specified below;

(e) we, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case or proceeding under any bankruptcy law, (ii) consent to the entry of a judgment, decree or order for relief against us in an involuntary case or proceeding under any bankruptcy law, (iii) consent to or acquiesce in the institution of bankruptcy or insolvency proceedings against us, (iv) apply for, consent to or acquiesce in the appointment of or taking possession by a custodian of us or for all or substantially all of our property, (v) make a general assignment for the benefit of our creditors, (vi) admit in writing to an inability to pay our debts as they become due or (vii) take any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing;

(f) (i) a court of competent jurisdiction enters a judgment, decree or order for relief in an involuntary case or proceeding under any bankruptcy law which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of us, (B) appoint a custodian for all or substantially all of our property, or (C) order the winding-up or liquidation of our affairs, and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (ii) any bankruptcy or insolvency petition or application is filed, or any bankruptcy or insolvency proceeding is commenced, against us and such petition, application or proceeding is not dismissed within 60 days; or (iii) a warrant of attachment is issued against any material portion of our property which is not released within 60 days of service; or (iv) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief in an involuntary case against us; or

(g) any other event of default provided with respect to Subordinated Debt Securities of that series.

      All references to an “Event of Default” under the heading “Particular Terms of the Subordinated Debt Securities” shall be deemed to be a reference to the events of default described above. A default under clause (d) above is not an Event of Default until the trustee under the Subordinated Debt Indenture or the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of that series notify us of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.” When a default under clause (d) above is cured within such 60-day period, it ceases to be a default.

      If an Event of Default under the Subordinated Debt Indenture occurs and is continuing with respect to any series of the Subordinated Debt Securities (except in respect of an Event of Default as described in clause (e) and (f) above), then and in every such case the trustee under the Subordinated Debt Indenture or the holders of at least 25% in aggregate principal amount of the then outstanding Subordinated Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Subordinated Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Debt Securities of such series and all accrued and unpaid interest thereon, if any, to be immediately due and payable. If an Event of Default as described in clause (e) and (f) above occurs, all unpaid principal and accrued interest, if any, on the Subordinated Debt Securities of an affected series shall be immediately due and payable without any further act by the trustee or any holder. However, except with respect to any non-payment of principal or interest, at any time after a declaration of acceleration with respect to any series of the Subordinated Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, upon compliance with certain conditions specified in the Subordinated Debt Indenture, including the cure or waiver of all existing Events of Default and the deposit with the trustee of funds sufficient to pay all due and payable principal and interest on the Subordinated Debt Securities of such series, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of that series, by written notice to the trustee may rescind such acceleration.

      Subject to certain limitations set forth in the Subordinated Debt Indenture, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of each series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Subordinated Debt Indenture, or exercising any trust or power conferred on such trustee, with respect to the Subordinated Debt Securities of all series affected by such Event of Default.

      No holder of Subordinated Debt Securities of any series will have any right to institute any proceeding with respect to the Subordinated Debt Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the trustee under the Subordinated Debt Indenture written notice of a continuing Event of Default with respect to the Subordinated Debt Securities of such series affected by such Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the trustee under the Subordinated Debt Indenture to institute such proceeding as trustee; and

•	the trustee under the Subordinated Debt Indenture has failed to institute such proceeding within 60 days after receipt of such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of such series affected by such Event of Default a direction inconsistent with such request.

      However, such above-mentioned limitations do not apply to a suit instituted by the holder of Subordinated Debt Securities for the enforcement of payment of the principal or interest, if any, on such Subordinated Debt Securities on or after the applicable due date specified in such Subordinated Debt Securities.

      The holders of not less than a majority of the principal amount of Subordinated Debt Securities of a particular series may, by written notice to the trustee under the Subordinated Debt Indenture, on behalf of all of the holders of Subordinated Debt Securities of such series, waive any default or Event of Default except in respect of: (a) the payment of principal, other amounts or interest, if any, on the Subordinated Debt Securities of such series; or (b) in respect of a covenant under the Subordinated Debt Indenture which cannot be modified or amended without the consent of the holder of each outstanding Subordinated Debt Security of such series. Upon such waiver, such default or Event of Default shall cease to exist and shall be deemed to have been cured for every purpose of the Subordinated Debt Indenture.

Modification and Waiver

      The Subordinated Debt Indenture will provide that with the consent of the holders of not less than a majority in principal amount of all outstanding Subordinated Debt Securities of each series affected by such modification, delivered to us and the trustee under the Subordinated Debt Indenture, we and the trustee under the Subordinated Debt Indenture, may enter into an indenture or indentures supplemental to the Subordinated Debt Indenture for the purpose of modifying in any manner the rights of the holders of Subordinated Debt Securities or adding any provisions to or changing in any manner or eliminating any of the provisions of the Subordinated Debt Indenture; provided however, that no such supplemental indenture shall, without the consent of the holder of each outstanding Subordinated Debt Security of such series:

(a) change the stated maturity of the principal, other amounts, if any, or any installment of principal, other amounts, if any, or interest, if any, on, any Subordinated Debt Security, or reduce the principal amount (or accreted value, as the case may be) thereof or the rate of interest thereon or accretions or any premium or other amounts payable upon the redemption, repurchase or repayment thereof, or change the manner in which the amount of any of the foregoing is determined, or reduce the amount of the principal (or accreted value, as the case may be) that would be due and payable upon a declaration of acceleration of the maturity, or change any place of payment where, or the applicable currency for, or impair the right to receive payment of principal, interest, if any, or other amounts, if any, on any holder’s Subordinated Debt Securities on or after their respective due dates or to institute suit for the enforcement of any such payment;

(b) reduce the percentage in principal amount of the outstanding Subordinated Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Subordinated Debt Indenture or defaults or events of default and their consequences provided for in the Subordinated Debt Indenture;

(c) modify any of the provisions regarding the establishment of supplemental indentures by the consent of a majority of the aggregate principal amount of the Subordinated Debt Securities or the waiver of certain past defaults or compliance with certain covenants, except to increase any percentage required to establish such supplemental indenture or waive such default or covenant compliance or to provide that certain other provisions of the Subordinated Debt Indenture cannot be modified or waived without the consent of the holder of each outstanding Subordinated Debt Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any holder of Subordinated Debt Securities with respect to changes in the references to “the Trustee” in certain provisions of the Subordinated Debt Indenture;

(d) modify any conversion ratio or otherwise impair conversion rights with respect to such outstanding Subordinated Debt Securities, except as expressly permitted by the terms of such outstanding Subordinated Debt Securities;

(e) modify any redemption provisions applicable to such outstanding Subordinated Debt Securities;

(f) directly or indirectly release any of the collateral or security interest in respect of such outstanding Subordinated Debt Securities, except as expressly permitted by the terms of such outstanding Subordinated Debt Securities;

(g) modify the subordination provisions applicable to the Subordinated Debt Securities or the definition of “Senior Indebtedness” in a manner adverse to the holders of the Subordinated Debt Securities; or

(h) change any obligations to pay additional amounts provided in the terms of such outstanding Subordinated Debt Securities.

      A supplemental indenture which changes or eliminates any covenant or other provisions of the Subordinated Debt Indenture which has expressly been included solely for the benefit of one or more particular series of Subordinated Debt Securities, or which modifies the rights of the holders of Subordinated Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Subordinated Debt Indenture of the holders of Subordinated Debt Securities of any other series.

      The Subordinated Debt Indenture or the Subordinated Debt Securities may be amended or supplemented, without the consent of any holder of such Subordinated Debt Securities in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not materially adversely affect the interests of the holders of such Subordinated Debt Securities.

      Other actions by the holders of Subordinated Debt Securities may be taken with the written consent of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of each affected series or by ordinary resolution at a meeting of holders of such Subordinated Debt Securities. The Subordinated Debt Indenture will provide that resolutions may be made either by vote in person or by written proxy at meetings of Subordinated Debt Security holders. Resolutions by vote at a meeting will not be binding upon Subordinated Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Subordinated Debt Securities in a different manner than other holders, upon the holders of such affected series) unless passed by (i) at least a majority of the principal amount of Subordinated Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Subordinated Debt Securities (or each affected series thereof) are present, subject to provisions providing for a specified percentage of the holders of the principal amount of Subordinated Debt Securities required to vote with respect to certain consents or waivers provided under the Subordinated Debt Indenture and provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Subordinated Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Subordinated Debt Securities (or each affected series thereof) are present, in the case of a reconvened meeting.

Redemption for Changes in Canadian Tax Law

      We have the right to redeem, at any time, the Subordinated Debt Securities of a series, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

(a) we determine that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or the Applicable Jurisdiction or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date or dates specified in the supplement to this Prospectus relating to such series of Subordinated Debt Securities, if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Subordinated Debt Security of such series, or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Debt Security of such series in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute, or (ii) on or after a date or dates specified in the supplement to this Prospectus relating to such series of Subordinated Debt Securities, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the opinion of our counsel, will result in our obligation to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Subordinated Debt Security of such series or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Debt Security of such series in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute; and

(b) we, in our business judgment, determine that any such obligation under (a) above cannot be avoided by the use of reasonable measures available to us;

provided, however, that (i) no such notice of redemption may be given earlier than 60 nor later than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts or Reorganization Additional Amounts were a payment in respect of the Subordinated Debt Securities then due or on which we would be denied the deduction of interest paid or payable in respect of the Subordinated Debt Securities, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts or Reorganization Additional Amounts or such denial of the deductibility of interest remains in effect.

      The redemption price for the Subordinated Debt Securities in any such circumstance shall be 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Canadian Withholding Taxes

      All payments made by or on behalf of us under or with respect to the Subordinated Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or any authority or agency therein or thereof having power to tax (“Canadian Taxes”) unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

      If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Subordinated Debt Securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Subordinated Debt Securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder of Subordinated Debt Securities would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Subordinated Debt Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province thereof otherwise than by the mere holding of Subordinated Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes.

      We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will furnish to the holders of the Subordinated Debt Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded Holder) and, upon written request, reimburse each such holder for the amount excluding any Additional Amounts that have been previously been paid by us with respect thereto of: (a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Subordinated Debt Securities; (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and (c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) in this paragraph. All references herein to the payment of the principal of or interest on any Subordinated Debt Securities shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts would be payable.

      The foregoing obligations shall survive any termination, defeasance or discharge of the Subordinated Debt Indenture.

Governing Law

      The Subordinated Debt Indenture and the Subordinated Debt Securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereunder that would indicate the applicability of the laws of any jurisdiction other than such state, and also subject to, and governed by, the provisions of the Trust Indenture Act required to be a part thereof.

CERTAIN INCOME TAX CONSIDERATIONS

      The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest, if any, will be subject to Canadian non-resident withholding tax.

      The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

      We may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.

      The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

      In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

      If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

      The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

      Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      Each series of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

LEGAL MATTERS

      Unless otherwise specified in the Prospectus Supplement relating to a series of Securities, certain legal matters relating to the offering of each series of the Securities will be passed upon for us by Bennett Jones LLP, Calgary, Alberta. Certain U.S. income tax considerations, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

      The partners and associates of Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.

EXPERTS

      Our consolidated financial statements as of and for the year ended December 31, 2002 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent chartered accountants, as indicated in their report dated January 23, 2003 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Deloitte & Touche LLP were appointed as our auditors on July 11, 2002. As of the date hereof, the partners and employees of Deloitte & Touche LLP do not own, directly or indirectly, any of our outstanding securities.

      Our consolidated financial statements as of and for the years ended December 31, 2001 and 2000, which statements are incorporated by reference in this Prospectus, were audited by Arthur Andersen LLP, as indicated in their report dated January 23, 2002 in respect of the consolidated balance sheet as of December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

      Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we are not able to obtain the consent of Arthur Andersen LLP to the incorporation of their report into this Prospectus. As a result, you will not be able to recover against Arthur Andersen LLP under the statutory rights of action for damages or rescission provided by Canadian securities laws or under Section 11 of the United States Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP’s audit of our financial statements. Please see “Documents Incorporated by Reference” and “Risk Factors” in this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed in the second paragraph under “Documents Incorporated by Reference” in this Prospectus;

•	the consents of accountants and Canadian counsel;

•	powers of attorney from our directors and officers;

•	the senior debt indenture relating to the senior debt securities;

•	the form of subordinated debt indenture relating to the subordinated debt securities;

•	statement of eligibility of the trustee for the subordinated trust indenture on Form T-1; and

•	interest coverage ratios.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Section 124 of the Canada Business Corporations Act (the “Act”) provides as follows:

124.     (1) Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)  Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

(3)  Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

(a)	acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)  Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgement in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

(5)  Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in subsection (3).

(6)  Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a)	in the individual’s capacity as a director or officer of the corporation; or

(b)	in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

(7)  Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8)  Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9)  Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

Section 7 of the By-laws of the Registrant contains the following provisions with respect to indemnification of the Registrant’s directors and officers with respect to certain insurance maintained by the Registrant with respect to its indemnification obligations:

7.01     Limitation of Liability. Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances, including reliance in good faith on:

(a)	financial statements of the Corporation represented to the director by an officer of the Corporation or in a written report of the auditor of the Corporation fairly to reflect the financial condition of the Corporation; or

(b)	a report of a person whose profession lends credibility to a statement made by the professional person.

Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02     Indemnity. Subject to the provisions of the Act, the Corporation shall indemnify a director officer, a former director or officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect to any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity if, exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances: (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The Corporation shall also indemnify any such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law to the extent permitted by the Act or law.

7.03     Advance of Costs. The Corporation may advance moneys to any director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 7.02. The individual, however, shall repay the moneys to the Corporation if the individual does not fulfill the conditions set out in subsection 7.02(a) and, as applicable, subsection 7.02(b).

7.04     Insurance. Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or of another body corporate where he acts or acted in that capacity at the Corporation’s request.

As contemplated by Section 124(6) of the Act, the Corporation has purchased insurance against potential claims against the directors and officers of the Corporation and against loss for which the Corporation may be required or permitted by law to indemnify such directors and officers.

The Corporation has entered into indemnification agreements with certain of its officers and directors that indemnify such persons to the maximum amount permitted by applicable law. Pursuant to these agreements, the Corporation has agreed to provide such persons an advance of defense costs prior to obtaining the approval from a court to grant the indemnification permitted under the Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

Exhibit
Number	Description

2.1*	Consent of Bennett Jones LLP.

2.2*	Interest coverage calculations as at June 30, 2003 and December 31, 2002.

4.1*	The Registrant’s Management Proxy Circular dated March 10, 2003 relating to the annual general and special meeting of shareholders held on May 6, 2003, excluding those portions thereof which appear under the headings “Compensation and Human Resources Committee Report”, “New Share Performance Graph” and “Old Share Performance Graph” (which portions shall be deemed not to have been filed as part of, or incorporated by reference in, this Registration Statement on Form F-9) (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on March 20, 2003, Commission File No. 001-06702).

4.2*	The Registrant’s Annual Information Form that is comprised of the Registrant’s Annual Report on Form 10-K (incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 24, 2003, Commission File No. 001-06702).

4.3*	The consolidated balance sheet as of December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002, together with the report dated January 23, 2003 of the current auditors of the Registrant, Deloitte & Touche LLP (in respect of the consolidated balance sheet as at December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002), the consolidated balance sheet as of December 31, 2001 and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2001 and December 31, 2000 and the report dated January 23, 2002 of the former auditors of the Registrant, Arthur Andersen LLP (in respect of the consolidated balance sheet as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001) (incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 24, 2003, Commission File No. 001-06702).

4.4*	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2002 (incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 24, 2003, Commission File No. 001-06702).

4.5*	The Registrant’s comparative interim consolidated financial statements (unaudited) including management’s discussion and analysis of financial condition and results of operations for the three month and six month periods ended June 30, 2003 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on July 24, 2003, Commission File No. 001-06702).

Exhibit
Number	Description

4.6*	The Registrant’s Material Change Report dated July 8, 2003 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Commission on July 8, 2003, Commission File No. 001-06702).

4.7*	The Registrant’s Press Release dated October 16, 2003, limited to that portion beginning on page 10 thereof which sets out certain financial information for the three and nine month periods ended September 30, 2003 (which other portions shall be deemed not to have been filed as part of, or incorporated by reference in, this Registration Statement on Form F-9) (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Commission on October 16, 2003, Commission File No. 001-06702).

5.1	Consent of Deloitte & Touche LLP.

6.1*	Powers of Attorney.

7.1*	Trust Indenture, dated as of April 28, 1998, between the Registrant and CIBC Mellon Trust Company (incorporated by reference to the Registrant’s Registration Statement on Form F-9 filed with the Commission on May 14, 2002, Commission File No. 333-88254).

7.2	Form of Subordinated Debt Indenture.

7.3*	Statement of Eligibility of the Trustee, Deutsche Bank Trust Company Americas, on Form T-1.

*	Incorporated by reference or previously filed.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.     Consent to Service of Process

     Concurrent with the filing of this Registration Statement on Form F-9, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Concurrent with the filing of this Registration Statement on Form F-9, Deutsche Bank Trust Company Americas filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on the 22nd day of October, 2003.

NEXEN INC.

By:	/s/ Charles W. Fischer Name: Charles W. Fischer Title: President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 22, 2003.

Signature	Title

* Charles W. Fischer	President and Chief Executive Officer and Director (Principal Executive Officer)

* Marvin F. Romanow	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)

* Michael J. Harris	Controller (Controller and Principal Accounting Officer)

* Dennis G. Flanagan	Director

* David A. Hentschel	Director

* S. Barry Jackson	Director

Signature	Title

* Kevin J. Jenkins	Director

* Thomas C. O’Neill	Director

* Francis M. Saville, Q.C.	Director

* Richard M. Thomson	Director

* John M. Willson	Director

* Victor J. Zaleschuk	Director

*	By:	/s/ Charles W. Fischer Name: Charles W. Fischer Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on October 22, 2003.

Nexen Petroleum U.S.A. Inc.

By:	/s/ Douglas B. Otten Name: Douglas B. Otten Title: President and Chairman of the Board

EXHIBITS

Exhibit
Number	Description

2.1*	Consent of Bennett Jones LLP.

2.2*	Interest coverage calculations as at June 30, 2003 and December 31, 2002.

4.1*	The Registrant’s Management Proxy Circular dated March 10, 2003 relating to the annual general and special meeting of shareholders held on May 6, 2003, excluding those portions thereof which appear under the headings “Compensation and Human Resources Committee Report”, “New Share Performance Graph” and “Old Share Performance Graph” (which portions shall be deemed not to have been filed as part of, or incorporated by reference in, this Registration Statement on Form F-9) (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on March 20, 2003, Commission File No. 001-06702).

4.2*	The Registrant’s Annual Information Form that is comprised of the Registrant’s Annual Report on Form 10-K (incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 24, 2003, Commission File No. 001-06702).

4.3*	The consolidated balance sheet as of December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002, together with the report dated January 23, 2003 of the current auditors of the Registrant, Deloitte & Touche LLP (in respect of the consolidated balance sheet as at December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002), the consolidated balance sheet as of December 31, 2001 and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2001 and December 31, 2000 and the report dated January 23, 2002 of the former auditors of the Registrant, Arthur Andersen LLP (in respect of the consolidated balance sheet as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001) (incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 24, 2003, Commission File No. 001-06702).

4.4*	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2002 (incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 24, 2003, Commission File No. 001-06702).

4.5*	The Registrant’s comparative interim consolidated financial statements (unaudited) including management’s discussion and analysis of financial condition and results of operations for the three month and six month periods ended June 30, 2003 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on July 24, 2003, Commission File No. 001-06702).

Exhibit
Number	Description

4.6*	The Registrant’s Material Change Report dated July 8, 2003 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Commission on July 8, 2003, Commission File No. 001-06702).

4.7*	The Registrant’s Press Release dated October 16, 2003, limited to that portion beginning on page 10 thereof which sets out certain financial information for the three and nine month periods ended September 30, 2003 (which other portions shall be deemed not to have been filed as part of, or incorporated by reference in, this Registration Statement on Form F-9) (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Commission on October 16, 2003, Commission File No. 001-06702).

5.1	Consent of Deloitte & Touche LLP.

6.1*	Powers of Attorney.

7.1*	Trust Indenture, dated as of April 28, 1998, between the Registrant and CIBC Mellon Trust Company (incorporated by reference to the Registrant’s Registration Statement on Form F-9 filed with the Commission on May 14, 2002, Commission File No. 333-88254).

7.2	Form of Subordinated Debt Indenture.

7.3*	Statement of Eligibility of the Trustee, Deutsche Bank Trust Company Americas, on Form T-1.

*	Incorporated by reference or previously filed.